UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Cazoo Group Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G2007L105

(CUSIP Number)

Veronica Blair

35-37 New Street, St Helier

Jersey, JE2 3RA

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Rothermere Continuation Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 44,898,183 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 44,898,183 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,898,183 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14	Type of Reporting Person (See Instructions) CO

1 The reporting person is the beneficial owner of 44,898,183 shares of the Issuer’s Ordinary Shares (as defined below) which constitute approximately 5.9% of the class outstanding. The percentage calculation assumes that there are currently 760,872,476 outstanding shares of Ordinary Shares of the Issuer, based on information received from the Issuer prior to filing.

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1	Names of Reporting Persons. Harmsworth Trust Company (PTC) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 1,437,250 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 1,437,250 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,250 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) .2%[2]
14	Type of Reporting Person (See Instructions) OO

2 The reporting person is the beneficial owner of 1,437,250 shares of the Issuer’s Ordinary Shares (as defined below) which constitute approximately .2% of the class outstanding. The percentage calculation assumes that there are currently 760,872,476 outstanding shares of Ordinary Shares of the Issuer, based on information received from the Issuer prior to filing.

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SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer”), with principal executive offices at 41 Chalton Street, London, NW1 1JD, United Kingdom.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Rothermere Continuation Limited (“Rothermere”), a private limited company organized under the laws of Jersey; and

(ii)	Harmsworth Trust Company (PTC) Limited (“Trust Company”), a private trust company organized under the laws of the British Virgin Islands.

In accordance with the provisions of General Instruction C to Schedule 13D, each person controlling such Reporting Persons, as described herein (each, a “Control Person” and, collectively, the “Control Persons”), are:

(i)	Rothermere Continuation Trust (“Trust 2”), a discretionary trust organized under the laws of the British Virgin Islands; and

(ii)	Rothermere Declaration of Trust, a discretionary trust organized under the laws of Jersey (“Trust 1”).

Trust 1 is a Control Person with respect to The Trust Company. Trust 2 is a Control Person with respect to Rothermere.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each executive officer, director or trustee (as applicable) of the Reporting Persons and of the Control Persons required by Item 2 of Schedule 13D is provided on Schedule I-IV and is incorporated by reference herein (the “Scheduled Persons”).

(b)	The address of the principal business office of each of the Reporting Persons and the Control Persons is 35-37 New Street, St Helier, Jersey JE2 3RA.
(c)	The Trust Company is a special purpose entity, the principal business of which is the management of certain assets on behalf of Viscount Rothermere and his immediate family. Rothermere is also a special purpose entity, the principal business of which is being the holding company of Daily Mail and General Trust plc (“DMGT”), a media and entertainment business. The Control Persons are special purpose entities, the principal business of each being the management of certain assets on behalf of Viscount Rothermere and his immediate family.
(d)	During the last five years, none of the Reporting Persons or the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons or the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Rothermere was incorporated in Jersey and is a resident in Jersey.

The Trust Company was incorporated in the British Virgin Islands and is a resident in Jersey.

Trust 1 is a Jersey law trust and is a resident in Jersey.

Trust 2 is a British Virgin Islands law trust and is a resident in Jersey.

Item 3. Source and Amount of Funds or Other Consideration:

Beneficial ownership of the Ordinary Shares was acquired as part of the Special Dividend (as defined below) which was declared pro rata to all of the shareholders of DMGT for which a date of distribution of the share element of the dividend was determined and communicated on June 14, 2022, the date when the Issuer’s resale registration statement was declared effective by the SEC. The share element of the Special Dividend was comprised of DMGT’s holding of shares in the Issuer. The Special Dividend was declared by DMGT in conjunction with Rothermere’s offer to the other DMGT shareholders for the shares in DMGT not already beneficially owned by Rothermere. On December 16, 2021, it was announced that sufficient acceptances had been received for the offer to become unconditional in all respects, satisfying the condition to the declaration of the Special Dividend.

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Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares referred to in Item 3 as a result of the Special Dividend and hold the Ordinary Shares for investment purposes.

The Reporting Persons intend to review on a continuing basis their investments in the Issuer. Rothermere may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Ordinary Shares or other securities of the Issuer, dispose of some or all of the Ordinary Shares or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer
(a) and (b)	See Items 7-11 of the cover pages and Item 2 above. The Trust Company was established to provide trustee services to the Rothermere family trusts, and it serves as the trustee of the trusts that own the majority of the voting equity interests in Rothermere. The Trust Company holds Ordinary Shares on behalf of Rothermere because it received these in its capacity as a legal shareholder of DMGT ordinary shares. Prior to Rothermere’s acquisition of the shares in DMGT not already beneficially owned by it, Rothermere beneficially owned (and continues to own) all of the DMGT ordinary shares. Rothermere is the legal owner of most of the DMGT ordinary shares and the remaining DMGT ordinary shares are legally held by the Trust Company as nominee for Rothermere. Together, the Trust Company and Rothermere together hold approximately 5.9% of the Issuer’s outstanding shares.
(c)	Except as set forth in Item 3 above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Scheduled Persons, has effected any transaction in the Ordinary Shares during the last 60 days.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Rothermere is currently negotiating a new finance facility with one of its lenders and currently intends to grant a negative pledge over the Ordinary Shares if that facility is finalized.

On November 3, 2021, Rothermere formally made an offer to the other shareholders of DMGT to acquire from them those shares in DMGT not already beneficially owned by Rothermere. On December 2, 2021, Rothermere formally made an increased offer for those same shares. In each case, the offer was conditional on a sufficient number of acceptances having been received from DMGT shareholders and, amongst other things, a special dividend (comprising cash and the shares in the Issuer owned by DMGT) being declared by DMGT (the “Special Dividend”), the settlement of which was conditional on the increased offer becoming or being declared unconditional. All conditions for the increased offer were satisfied in due course, including the declaration of the Special Dividend, and the Issuer share element of the Special Dividend was distributed to Rothermere and to the former DMGT shareholders on June 23, 2022 (the cash element of the Special Dividend having been distributed on December 30, 2021).

DMGT, being a subsidiary of Rothermere, has the right to appoint a director to the Issuer’s board until the third annual meeting of shareholders following the closing of a corporate transaction involving the Issuer, which occurred on August 26, 2021. Viscount Rothermere currently serves on the Issuer’s board, and was appointed pursuant to this right.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and among the Reporting Persons, dated as of June 24, 2022 (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

ROTHERMERE CONTINUATION LIMITED

By: /s/ Veronica Blair

Name: Veronica Blair

Title: Company Secretary

HARMSWORTH TRUST COMPANY (PTC) LIMITED

By: /s/ Veronica Blair

Name: Veronica Blair

Title: Company Secretary

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Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 24, 2022, is by and among Rothermere Continuation Limited and Harmsworth Trust Company (PTC) Limited (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to the Class A Ordinary Shares, par value $0.0001 of Cazoo Group Ltd. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

ROTHERMERE CONTINUATION LIMITED

By: /s/ Veronica Blair

Name: Veronica Blair

Title: Company Secretary

HARMSWORTH TRUST COMPANY (PTC) LIMITED

By: /s/ Veronica Blair

Name: Veronica Blair

Title: Company Secretary

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SCHEDULE I

ROTHERMERE CONTINUATION LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
The Right Honourable Jonathan Harold Esmond Vere Viscount Rothermere Director	Northcliffe House, 2 Derry Street, London, United Kingdom, W8 5TT	Chairman of the Board of Directors of DMGT plc	Daily Mail and General Holdings Ltd; Activities of head offices	United Kingdom
Thomas Gillespie Director	N/A	Retired	N/A	Canada
Áine O’Reilly Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Director	Baccata Trustees Limited; trust company	Ireland
François Morin Director	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
James Nicholas Stones Director	N/A	Retired	N/A	United Kingdom
Nigel Bentley Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Consultant	Baccata Trustees Limited; trust company	United Kingdom

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SCHEDULE II

TRUST COMPANY

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Thomas Gillespie Director	N/A	Retired	N/A	Canada
Áine O’Reilly Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Director	Baccata Trustees Limited; trust company	Ireland
François Morin Director	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
James Nicholas Stones Director	N/A	Retired	N/A	United Kingdom
Nigel Bentley Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Consultant	Baccata Trustees Limited; trust company	United Kingdom
Michael Powell Director	15 Esplanade, St Helier, Jersey JE1 1RB	Trust Company Director	Hawksford; trust company	United Kingdom

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SCHEDULE III

TRUST 1

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Thomas Gillespie Director	N/A	Retired	N/A	Canada
Áine O’Reilly Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Director	Baccata Trustees Limited; trust company	Ireland
François Morin Director	1000 De La Gauchetière Street West, Suite 900, Montréal, QC, Canada H3B 5H4	Lawyer	Borden Ladner Gervais LLP; law firm	Canada
Nigel Bentley Director	35-37 New Street, St Helier, Jersey JE2 3RA	Trust Company Consultant	Baccata Trustees Limited; trust company	United Kingdom

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SCHEDULE IV

TRUST 2

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Harmsworth Trust Company (PTC) Limited Trust company	35-37 New Street, St Helier, Jersey JE2 3RA	N/A	Incorporated under BVI law and Jersey resident

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